Exhibit 99.1

GasLog Partners LP Announces Closing of the Acquisition of Three Vessels from GasLog Ltd.

MONACO, July 1, 2015 – GasLog Partners LP (NYSE: GLOP) (“GasLog Partners” or the “Partnership”) and GasLog Ltd. (NYSE: GLOG) (“GasLog”) announced today the closing of the Partnership’s acquisition from GasLog of 100% of the ownership interests in the entities that own and charter the liquefied natural gas (“LNG”) carriers the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet now consists of 19 LNG carriers (including 11 ships in operation and 8 LNG carriers on order), and GasLog has four LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

About GasLog Partners LP

GasLog Partners LP is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners LP’s fleet now consists of eight LNG carriers with an average carrying capacity of 148,750 cbm, each of which has a multi-year time charter. For more information, please visit the GasLog Partners LP website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that GasLog and GasLog Partners LP expect, project, believe or anticipate will or may occur in the future, particularly in relation to GasLog and GasLog Partners LP’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects (including the “GasLog 40:17 Vision”), and changes and trends in GasLog and GasLog Partners LP’s business and the markets in which they operate. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the GasLog and GasLog Partners LP’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

●	LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
●	our ability to enter into time charters with new and existing customers;
●	changes in the ownership of our charterers;
●	our customers’ performance of their obligations under our time charters;
●	changing economic conditions and the differing pace of economic recovery in different regions of the world;
●	our future financial condition, liquidity and cash available for dividends and distributions;
●	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
●	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
●	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
●	number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses;
●	fluctuations in currencies and interest rates;

●	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
●	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
●	requirements imposed by classification societies;
●	risks inherent in ship operation, including the discharge of pollutants;
●	availability of skilled labor, ship crews and management;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	potential liability from future litigation; and
●	other risks and uncertainties described in the GasLog’s Annual Report on Form 20-F filed with the SEC on March 26, 2015, GasLog Partners LP’s Annual Report on Form 20-F filed with the SEC on February 17, 2015 and in the Prospectus Supplement filed with the SEC on June 22, 2015. Copies of both Annual Reports and Prospectus Supplement, as well as subsequent filings, are available online at http://www.sec.gov.

GasLog and GasLog Partners LP do not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com